ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.172/2009

09047187

SEC Mail Processing Section
OCT 16 2009
Washington, DC
120

October 16, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Oct 16, 09

Dw 10/22

www.kasikornbankgroup.com
MW.

Summary Statement of Assets and Liabilities [1/]

As of 30 September 2009

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	18,476,356,499.43	Deposits	939,209,480,737.96
Interbank and money market items	102,150,447,065.30	Interbank and money market items	49,943,884,876.42
Investments, net	189,017,808,380.40	Liabilities payable on demand	10,620,700,832.61
(with obligations Baht 79,626,413,820.59)		Borrowings	80,086,275,045.36
Credit advances (net of allowance for doubtful accounts)	846,710,764,413.72	Financial institution's liabilities under acceptances	522,763,728.61
Accrued interest receivables	1,091,696,265.26	Other liabilities	42,483,244,102.41
Properties foreclosed, net	11,659,218,168.84	Total liabilities	1,122,866,349,323.37
Customers' liabilities under acceptances	522,763,728.61		
Premises and equipment, net	31,698,080,508.91		
Other assets, net	40,127,733,313.13	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	79,029,746,835.10
		Other reserves and profit and loss account	15,626,170,255.13
		Total shareholders' equity	118,588,519,020.23
Total Assets	1,241,454,868,343.60	Total Liabilities and Shareholders' Equity	1,241,454,868,343.60
Customers' liabilities under unmatured bills	6,105,318,583.93	Financial institution's liabilities under unmatured bills	6,105,318,583.93
Total	1,247,560,186,927.53	Total	1,247,560,186,927.53

	Baht
Non-Performing Loans 2/(net) as of 30 September 2009 (Quarterly)	15,805,479,827.43
(1.65 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 September 2009 (Quarterly)	24,368,387,000.45
Actual provisioning for loan loss, as of 30 September 2009 (Quarterly)	32,305,972,157.91
Loans to related parties	45,131,730,536.96
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,686,974,116.54
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	154,158,021,942.06
Changes in assets and liabilities this quarter as of 30 September 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section........	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,737,962,646.88
Letters of credit	20,896,588,638.91

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 September 2009 (Quarterly) 33,753,337,813.23

(3.46 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Disclosure of capital maintenance information under the Notification of the Bank of Thailand
Re: Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	Management Discussion and Analysis (MD&A)
Date of disclosure	27 August 2009
Information as of	30 June 2009

ธนาคารกสิกรไทย
KASIKORNBANK

SEC
Mail Processing
Section

OCT 16 2009

Washington, DC
120

Ref. FA.044/2009

16 October 2009

To President
The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unreviewed financial statements for the third quarter ended 30 September 2009 in SET Smart compared with various time intervals of the financial statements previously reported.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(PRASARN TRAIRATVORAKUL)
President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2009	30 June 2009	Change	31 December 2008	30 September 2009	30 June 2009	Change	31 December 2008
ASSETS								
Cash	18,477,580	17,355,659	1,121,921	27,751,133	18,476,356	17,354,052	1,122,304	27,749,840
Interbank and money market items								
Domestic items								
Interest bearing	95,487,722	56,807,509	38,680,213	187,222,529	95,426,781	56,741,572	38,685,209	187,163,373
Non-interest bearing	2,327,798	3,273,981	(946,183)	2,394,508	2,278,181	3,222,267	(944,086)	2,370,659
Foreign items								
Interest bearing	4,014,897	6,888,126	(2,873,229)	5,549,673	4,014,897	6,888,126	(2,873,229)	5,549,673
Non-interest bearing	430,588	502,995	(72,407)	1,624,098	430,588	502,995	(72,407)	1,624,098
Total Interbank and Money Market Items-net	102,261,005	67,472,611	34,788,394	196,790,808	102,150,447	67,354,960	34,795,487	196,707,803
Investments								
Current investments-net	102,331,220	77,097,810	25,233,410	68,497,788	102,277,119	77,013,912	25,263,207	68,259,574
Long-term investments-net	77,414,573	86,514,153	(9,099,580)	34,233,331	77,264,812	86,363,056	(9,098,244)	34,084,314
Investment in subsidiaries and associated companies-net	143,462	144,561	(1,099)	213,920	9,475,877	9,475,877	-	9,474,177
Total Investments-net	179,889,255	163,756,524	16,132,731	102,945,039	189,017,808	172,852,845	16,164,963	111,818,065
Loans and accrued interest receivables								
Loans	883,049,004	881,648,158	1,400,846	904,008,483	878,644,269	877,440,244	1,204,025	900,587,489
Accrued interest receivables	1,122,715	1,204,921	(82,206)	1,485,402	1,091,696	1,174,545	(82,849)	1,454,349
Total Loans and Accrued Interest Receivables	884,171,719	882,853,079	1,318,640	905,493,885	879,735,965	878,614,789	1,121,176	902,041,838
Less Allowance for doubtful accounts	(28,884,844)	(27,725,208)	(1,159,636)	(26,394,024)	(27,757,571)	(26,554,219)	(1,203,352)	(25,124,928)
Less Revaluation allowance for debt restructuring	(4,191,792)	(4,122,633)	(69,159)	(3,377,678)	(4,175,933)	(4,122,296)	(53,637)	(3,377,539)
Total Loans and Accrued Interest Receivables-net	851,095,083	851,005,238	89,845	875,722,183	847,802,461	847,938,274	(135,813)	873,539,371
Properties foreclosed-net	14,314,913	14,526,827	(211,914)	14,391,986	11,659,218	11,668,364	(9,146)	11,228,784
Customers' liability under acceptances	522,764	522,594	170	491,592	522,764	522,594	170	491,592
Premises and equipment-net	32,508,399	31,642,238	866,161	29,657,262	31,698,081	30,814,540	883,541	28,833,797
Leasehold-net	684,387	666,866	17,521	629,424	684,387	666,866	17,521	629,424
Intangible assets-net	10,831,369	10,122,995	708,374	8,594,267	9,540,669	8,828,521	712,148	7,282,806
Derivative revaluation	22,130,794	20,798,589	1,332,205	36,481,511	22,130,739	20,798,434	1,332,305	36,481,511
Other assets-net	9,292,727	9,973,172	(680,445)	10,589,894	7,771,938	8,548,994	(777,056)	8,789,230
	1,242,008,276	1,187,843,313	54,164,963	1,304,045,099	1,241,454,868	1,187,348,444	54,106,424	1,303,552,223

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2009	30 June 2009	Change	31 December 2008	30 September 2009	30 June 2009	Change	31 December 2008
LIABILITIES AND EQUITY								
Deposits								
Deposits in Baht	919,309,865	887,231,980	32,077,885	952,855,541	920,329,281	887,881,847	32,447,434	953,693,804
Deposits in foreign currencies	18,880,200	21,793,420	(2,913,220)	15,094,230	18,880,200	21,793,420	(2,913,220)	15,094,230
Total Deposits	938,190,065	909,025,400	29,164,665	967,949,771	939,209,481	909,675,267	29,534,214	968,788,034
Interbank and money market items								
Domestic items								
Interest bearing	39,404,151	24,303,691	15,100,460	11,738,123	40,441,745	25,072,242	15,369,503	12,271,555
Non-interest bearing	4,825,674	4,590,076	235,598	3,218,959	4,763,294	4,609,267	154,027	3,237,941
Foreign items								
Interest bearing	4,457,593	2,025,324	2,432,269	1,008,239	4,457,593	2,025,324	2,432,269	1,008,239
Non-interest bearing	281,253	477,223	(195,970)	334,379	281,253	477,223	(195,970)	334,379
Total Interbank and Money Market Items	48,968,671	31,396,314	17,572,357	16,299,700	49,943,885	32,184,056	17,759,829	16,852,114
Liabilities payable on demand	10,620,701	10,703,515	(82,812)	10,882,927	10,620,701	10,703,513	(82,812)	10,882,805
Borrowings								
Short-tem borrowings	39,252,651	36,416,670	2,835,981	97,635,655	38,728,334	36,136,315	2,592,019	97,453,984
Long-term borrowings	41,357,941	43,731,140	(2,373,199)	40,523,227	41,357,940	43,731,140	(2,373,200)	40,523,227
Total Borrowings	80,610,592	80,147,810	462,782	138,158,882	80,086,274	79,867,455	218,819	137,977,211
Bank's liability under acceptance	522,764	522,594	170	491,592	522,764	522,594	170	491,592
Derivative revaluation	22,027,523	18,837,178	3,190,345	32,029,916	22,027,511	18,837,178	3,190,333	32,029,916
Provisions	4,719,198	4,270,821	448,377	4,232,519	4,677,950	4,242,579	435,371	4,207,233
Other liabilities	17,080,632	16,315,403	765,229	20,337,198	15,777,783	15,058,373	719,410	19,017,369
Total Liabilities	1,122,740,146	1,071,219,035	51,521,111	1,190,382,505	1,122,866,349	1,071,091,015	51,775,334	1,190,246,274

ธนาคารกสิกรไทย
KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	30 September 2009	30 June 2009	Change	31 December 2008	30 September 2009	30 June 2009	Change	31 December 2008
Equity								
Share capital								
Authorized share capital								
3,048,614,697 ordinary shares,								
Baht 10 par value	30,486,147	30,486,147	-	30,486,147	30,486,147	30,486,147	-	30,486,147
Issued and paid-up share capital								
2,393,260,193 ordinary shares,								
Baht 10 par value	23,932,602	23,932,602	-	23,932,602	23,932,602	23,932,602	-	23,932,602
Premium on ordinary shares	18,103,110	18,103,110	-	18,103,110	18,103,110	18,103,110	-	18,103,110
Appraisal surplus on asset revaluation	10,807,993	10,849,332	(41,339)	10,941,913	10,807,993	10,849,332	(41,339)	10,941,913
Revaluation surplus on investments	1,362,869	1,247,823	115,046	2,207,073	1,364,214	1,249,118	115,096	2,207,793
Retained earnings								
Appropriated								
Legal reserve	3,050,000	3,050,000	-	3,050,000	3,050,000	3,050,000	-	3,050,000
Unappropriated	62,011,500	59,441,358	2,570,142	55,427,843	61,330,600	59,073,267	2,257,333	55,070,531
Total equity attributable to equity holders								
of the Bank	119,268,074	116,624,225	2,643,849	113,662,541	118,588,519	116,257,429	2,331,090	113,305,949
Minority interests	56	53	3	53	-	-	-	-
Total Equity	119,268,130	116,624,278	2,643,852	113,662,594	118,588,519	116,257,429	2,331,090	113,305,949
Total Liabilities and Equity	1,242,008,276	1,187,843,313	54,164,963	1,304,045,099	1,241,454,868	1,187,348,444	54,106,424	1,303,552,223
Off-balance sheet items-contingencyies								
Aval on bills and guarantees of loans	2,737,963	2,371,172	366,791	1,563,960	2,737,963	2,371,172	366,791	1,563,960
Liability under unmatured import bills	6,105,319	5,188,611	916,708	5,643,988	6,105,319	5,188,611	916,708	5,643,988
Letters of credit	20,896,589	18,027,735	2,868,854	17,165,133	20,896,589	18,027,735	2,868,854	17,165,133
Other contingencies	2,599,156,081	2,443,682,331	155,473,750	2,250,537,454	2,598,982,078	2,443,456,062	155,526,016	2,250,262,914

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

	Consolidated (Thousand Baht)				The Bank (Thousand Baht)			
	Q3/09	Q2/09	Change	Q3/08	Q3/09	Q2/09	Change	Q3/08
Interest and dividend income								
Loans	11,333,792	11,963,583	(629,791)	13,730,713	11,668,931	12,290,508	(621,577)	13,977,659
Interbank and money market items	285,939	192,409	93,530	413,180	285,874	192,496	93,378	412,903
Finance leases	636,602	572,814	63,788	476,601	-	-	-	-
Investments	954,310	1,092,593	(138,283)	969,801	1,084,238	1,358,949	(274,711)	1,123,429
Total interest and dividend income	13,210,643	13,821,399	(610,756)	15,590,295	13,039,043	13,841,953	(802,910)	15,513,991
Interest expenses								
Deposits	1,602,410	2,040,689	(438,279)	3,755,749	1,601,492	2,041,334	(439,842)	3,757,149
Interbank and money market items	193,514	116,118	77,396	63,339	194,935	116,853	78,082	64,123
Short-term borrowings	265,676	387,058	(121,382)	528,183	267,633	388,984	(121,351)	533,564
Long-term borrowings	455,375	527,783	(72,408)	294,223	459,696	529,786	(70,090)	279,971
Total interest expenses	2,516,975	3,071,648	(554,673)	4,641,494	2,523,756	3,076,957	(553,201)	4,634,807
Net income from interest and dividend	10,693,668	10,749,751	(56,083)	10,948,801	10,515,287	10,764,996	(249,709)	10,879,184
Bad debt and doubtful accounts	1,862,483	1,603,118	259,365	1,236,543	1,845,109	1,576,308	268,801	1,191,121
Loss on debt restructuring	355,282	943,939	(588,657)	658,726	354,836	943,687	(588,851)	657,547
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	8,475,903	8,202,694	273,209	9,053,532	8,315,342	8,245,001	70,341	9,030,516
Non-interest income								
Gain on investments	161,412	287,401	(125,989)	112,490	159,830	285,682	(125,852)	102,415
Share of profit (loss) from investments on equity method	(1,099)	552	(1,651)	6,474	-	-	-	-
Fees and service income								
Acceptance, aval and guarantees	378,345	320,078	58,267	347,254	378,345	320,078	58,267	347,254
Others	4,892,580	4,335,090	557,490	4,000,391	4,236,805	3,744,253	492,552	3,532,813
Gain on exchanges	1,033,290	874,826	158,464	338,752	1,033,101	874,993	158,108	338,526
Other income	171,518	140,966	30,552	226,639	173,713	109,070	64,643	201,295
Total non-interest income	6,636,046	5,958,913	677,133	5,032,000	5,981,794	5,334,076	647,718	4,522,303
Non-interest expenses								
Personnel expenses	3,330,687	3,378,166	(47,479)	3,101,282	2,705,022	2,750,435	(45,413)	2,574,052
Premises and equipment expenses	1,994,883	2,053,995	(59,112)	1,724,752	2,167,803	2,176,733	(8,930)	1,848,706
Taxes and duties	497,959	531,225	(33,266)	570,620	486,895	518,691	(31,796)	558,774
Fees and service expenses	1,149,720	1,088,974	60,746	917,863	1,143,469	1,104,399	39,070	874,586
Directors' remuneration	23,031	40,879	(17,848)	24,852	23,031	40,879	(17,848)	23,352
Contribution to Financial Institutions Development Fund and Deposit Protection Agency	910,489	873,184	37,305	850,007	910,489	873,184	37,305	850,007
Other expenses	1,603,558	1,366,938	236,620	1,120,496	1,703,912	1,488,050	215,862	1,229,101
Total non-interest expenses	9,510,327	9,333,361	176,966	8,309,872	9,140,621	8,952,371	188,250	7,958,578
Income before income tax	5,601,622	4,828,246	773,376	5,775,660	5,156,515	4,626,706	529,809	5,594,241
Income tax expense	1,881,656	1,123,706	757,950	1,940,117	1,743,891	1,000,973	742,918	1,844,501
Net income	3,719,966	3,704,540	15,426	3,835,543	3,412,624	3,625,733	(213,109)	3,749,740
Net income attributable to:								
Equity holders of the Bank	3,719,961	3,704,536	15,425	3,835,543	3,412,624	3,625,733	(213,109)	3,749,740
Minority interest	5	4	1	-	-	-	-	-
Net income	3,719,966	3,704,540	15,426	3,835,543	3,412,624	3,625,733	(213,109)	3,749,740
Basic earnings per share (Baht)	1.55	1.55	-	1.60	1.43	1.51	(0.09)	1.57
Weighted average number of ordinary shares ('000)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260	-	2,393,260

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

For the nine-month periods ended 30 Septe--- 2009 and 2008

	Consolidat-d (Thousand Baht)			The Bank (Thousand Baht)		
	2009	2008	Change	2009	2008	Change
Interest and dividend income						
Loans	36,439,259	38,112,755	(1,673,496)	37,421,172	38,817,328	(1,396,156)
Interbank and money market items	1,151,211	1,405,145	(253,934)	1,151,058	1,404,058	(253,000)
Finance leases	1,818,071	1,325,241	492,830	-	-	-
Investments	3,133,828	3,084,322	49,506	3,861,202	3,388,635	472,567
Total interest and dividend income	42,542,369	43,927,463	(1,385,094)	42,433,432	43,610,021	(1,176,589)
Interest expenses						
Deposits	7,163,018	10,249,089	(3,086,071)	7,162,865	10,251,869	(3,089,004)
Interbank and money market items	369,487	188,982	180,505	372,494	191,085	181,409
Short-term borrowings	1,208,329	1,086,960	121,369	1,216,972	1,102,449	114,523
Long-term borrowings	1,602,552	794,899	807,653	1,607,893	780,648	827,245
Total interest expenses	10,343,386	12,319,930	(1,976,544)	10,360,224	12,326,051	(1,965,827)
Net income from interest and dividends	32,198,983	31,607,533	591,450	32,073,208	31,283,970	789,238
Bad debt and doubtful accounts	4,841,756	3,087,754	1,754,002	4,762,135	2,986,518	1,775,617
Loss on debt restructuring	2,282,988	2,662,281	(379,293)	2,282,260	2,655,709	(373,449)
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring	25,074,239	25,857,498	(783,259)	25,028,813	25,641,743	(612,930)
Non-interest income						
Gain on investments	624,417	847,902	(223,485)	619,645	806,124	(186,479)
Share of profit from investments on equity method	4,542	34,521	(29,979)	-	-	-
Fees and service income						
Acceptance, aval and guarantees	1,016,369	911,068	105,301	1,016,369	911,069	105,300
Others	13,137,968	11,464,936	1,673,032	11,426,175	10,024,196	1,401,979
Gain on exchanges	3,036,715	2,321,679	715,036	3,036,739	2,321,129	715,610
Other income	446,278	592,799	(146,521)	416,989	561,355	(144,366)
Total non-interest income	18,266,289	16,172,905	2,093,384	16,515,917	14,623,873	1,892,044
Non-interest expenses						
Personnel expenses	10,037,871	8,973,357	1,064,514	8,209,068	7,453,802	755,266
Premises and equipment expenses	5,923,314	4,990,604	932,710	6,365,522	5,349,901	1,015,621
Taxes and duties	1,577,259	1,638,266	(61,007)	1,540,127	1,602,923	(62,796)
Fees and service expenses	3,262,708	2,899,699	363,009	3,229,506	2,772,217	457,289
Directors' remuneration	78,311	81,385	(3,074)	78,311	76,885	1,426
Contribution to Financial Institutions Development Fund and Deposit Protection Agency	2,656,856	2,432,400	224,456	2,656,856	2,432,400	224,456
Other expenses	3,907,191	3,194,875	712,316	4,237,031	3,497,634	739,397
Total non-interest expenses	27,443,510	24,210,586	3,232,924	26,316,421	23,185,762	3,130,659
Income before income tax	15,897,018	17,819,817	(1,922,799)	15,228,309	17,079,854	(1,851,545)
Income tax expense	4,672,755	5,276,265	(603,510)	4,307,012	5,030,174	(723,162)
Net income	11,224,263	12,543,552	(1,319,289)	10,921,297	12,049,680	(1,128,383)
Net income attributable to:						
Equity holders of the Bank	11,224,257	12,543,549	(1,319,292)	10,921,297	12,049,680	(1,128,383)
Minority interest	6	3	3	-	-	-
Net income	11,224,263	12,543,552	(1,319,289)	10,921,297	12,049,680	(1,128,383)
Basic earnings per share (Baht)	4.69	5.24	(0.55)	4.56	5.04	(0.47)
Weighted average number of ordinary shares ('000)	2,393,260	2,393,076	184	2,393,260	2,393,076	184

Data of Consolidated

Million Baht

	30 Sep 09	30 Jun 09
Net income	3,720	3,705
Total Assets	1,242,008	1,187,143
Total Liabilities	1,122,740	1,071,219
NPL (net)	1.82%	1.91%
NPL (gross)	3.70%	3.74%
Capital adequacy ratio	16.32%	15.91%
NIM	3.75%	3.82%
ROA	1.22%	1.23%
ROE	12.62%	12.65%

Interest Rate	30 Sep 09	30 Jun 09
MLR	5.85%	5.85%
MOR	6.15%	6.15%
MRR	6.45%	6.45%
Saving	0.50%	0.50%
Fixed 3 months	0.65%	0.65%
Fixed 6 months	0.65%	0.65%
Fixed 12 months	0.65-1.00%	0.65-1.00%
Fixed 24 months	1.50%	1.50%
Fixed 36 months	1.75%	1.75%

NPL (net) : Non performing loan net
(Non performing loan after allowance for doubtful account of non – performing loan)
NPL (gross) : Non performing loan gross
NIM : Net interest margin
ROA : Return on average assets
ROE : Return on average equity
MLR : Minimum loan rate
MOR : Minimum overdraft rate
MRR : Minimum retail rate

Consolidated statements of income for the quarter

Million Baht

	Q3/09	Q2/09	Change
Total interest and dividend income	13,211	13,822	(611)
Total interest expenses	2,517	3,072	(555)
Net income from interest and dividend	10,694	10,750	(56)
Bad debt and doubtful accounts	1,863	1,603	260
Loss on debt restructuring	355	944	(589)
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	8,476	8,203	273
Total non-interest income	6,636	5,959	677
Total non-interest expenses	9,510	9,334	176
Income before income tax	5,602	4,828	774
Income tax expenses	1,882	1,123	759
Net income	3,720	3,705	15

In the third quarter of 2009, the Bank and its subsidiaries recorded net operating income amounting to Baht 3,720 Million, increased from the preceding quarter by Baht 15 Million or 0.40%. The items having significant changes are as follows:

❑ **Total interest and dividend income,** decreased by Baht 611 Million or 4.42% over the preceding quarter, as follows:

Million Baht

Interest and dividend income	Q3/09	Q2/09	Change
Loans	11,334	11,964	(630)
Interbank and money market items	286	192	94
Finance leases	637	573	64
Investments	954	1,093	(139)
Total	13,211	13,822	(611)

- Interest income from loans, decreased by Baht 630 Million or 5.27% due mainly to lower average interest rates on lendings over the preceding period.

❑ **Interest expenses**, dropped from the preceding quarter by Baht 555 Million or 18.07%

Million Baht

Interest Expenses	Q3/09	Q2/09	Change
Deposits	1,602	2,041	(439)
Interbank and money market items	194	116	78
Short-term borrowing	266	387	(121)
Long-term borrowing	455	528	(73)
Total	2,517	3,072	(555)

- Interest expenses from deposits, decreased by Baht 439 Million or 21.51% due mainly to lower average interest rates on deposits over the preceding period and a maturity of fixed deposits with a special rates.

❑ **Bad debt and doubtful accounts**

Million Baht

Bad debt and doubtful accounts	Q3/09	Q2/09	Change
The Bank			
>> change in this quarter	2,199	2,521	(322)
>>compensate for loss on			
debt restructuring	(355)	(944)	589
Subsidiaries			
>> Increase in this quarter	19	26	(7)
Total	1,863	1,603	260

❑ **Non-interest income**, increased from the preceding quarter by Baht 677 Million or 11.36% The items having significant changes are as follows:

Million Baht

Non-interest income	Q3/09	Q2/09	Change
Gain on investments	161	287	(126)
Share of profit (loss) from investments			
on equity method	(1)	1	(2)
Fees and service income	5,271	4,655	616
Gain on exchanges	1,033	875	158
Other income	172	141	31
Total	6,636	5,959	677

- Fees and service income, increased by Baht 616 Million or 13.23%. due mainly to fees from sales and financial services such as ATM, Debit Card and Credit Card along with loan-related fees income.

❑ **The results of operation of the bank's subsidiaries and associates.**

Million Baht

Net income	Q3/09	Q2/09	Change
Phethai – AMC	14	18	(4)
Other subsidiaries and associates	417	331	86
Total	431	349	82

❑ **Total non-interest expenses,** increased from the preceding quarter by Baht 176 Million or 1.89%

Million Baht

Non-interest expenses	Q3/09	Q2/09	Change
Personnel expenses	3,331	3,378	(47)
Premises and equipment expenses	1,995	2,054	(59)
Taxes and duties	498	532	(34)
Fee and service expenses	1,150	1,089	61
Directors' remuneration	23	41	(18)
Contributions to FIDF and DPA	910	873	37
Other expenses	1,603	1,367	236
Total	9,510	9,334	176

Consolidated Balance Sheets

Million Baht

	30 Sep 09	30 Jun 09	Change
Total Assets	1,242,008	1,187,843	54,165
Total Liabilities	1,122,740	1,071,219	51,521
Total Equity	119,268	116,624	2,644

>> Assets

Million Baht

	30 Sep 09	30 Jun 09	Change
Total Assets	1,242,008	1,187,843	54,165
■ Interbank and money market items	102,261	67,473	34,788
■ Investments-net	179,889	163,757	16,132
- Debt securities	176,527	160,443	16,084
- Equity securities	3,362	3,314	48
■ Loans and accrued interest receivables-net	851,095	851,005	90

The items of **Total Assets** having significant changes are as follows:

❑ **Interbank and money market items on assets,** increased by Baht 34,788 Million or 51.56% and **Investments-net,** increased by Baht 16,132 million or 9.85% as a result of increased liquidity from greater deposit and private repo transactions. The Bank managed such increased liquidity through investments in the repo market as part of the Bank liquidity management.

❑ **Loans, Accrued interest receivables and Allowance for doubtful accounts**

Million Baht

	30 Sep 09	30 Jun 09	Change
Loans	883,049	881,648	1,401
• Restructured loans	78,801	77,566	1,235
-Performing Restructured loans	62,169	62,658	(489)
-Non- performing Restructured loans [1]	16,632	14,908	1,724
• Non- restructured loans	804,248	804,082	166
Accrued interest receivables	1,123	1,205	(82)
Total Loans and Interest Receivables	884,172	882,853	1,319
Less Allowance for doubtful accounts	(28,885)	(27,725)	(1,160)
revaluation allowance for debt restructuring	(4,192)	(4,123)	(69)
Total Loans and Interest Receivables-net	851,095	851,005	90

- **Loans**, increased by Baht 1,401 Million, or 0.16%, due mainly to the increases in trade finance, home and commercial loans.

[1] as part of NPL

- **Classified Loans**

Million Baht

	Consolidated							
	30 Sep 2009				30 Jun 2009			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	827,693	259,511	1	2,595	825,851	265,779	1	2,657
Special mention	18,418	3,820	2	76	20,483	3,758	2	75
Sub-standard	8,463	2,947	100	2,947	7,805	2,337	100	2,329
Doubtful	8,125	3,428	100	3,426	6,759	2,702	100	2,702
Doubtful of Loss	19,769	11,222	100	11,222	20,673	11,304	100	11,304
Total	882,468	280,928		20,266	881,571	285,880		19,607
Revaluation allowance for debt restructuring				4,192				4,123
Total				24,458				23,190
Allowance established in excess of BOT regulations for NPLs and Normal loans				8,619				8,658
Credit balance transaction	1,704			-	1,282			-
Total	884,172			33,077	882,853			31,848

Million Baht

	The Bank							
	30 Sep 2009				30 Jun 2009			
	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total Provision	Loans and accrued interest receivables	Outstanding debt after deduction of collateral value/ NPV of cash flow from debtors or sale of collateral	% used for calculation the provisions	Total provision
Pass	829,854	299,038	1	2,990	828,107	303,358	1	3,033
Special mention	15,980	3,656	2	73	18,174	3,545	2	71
Sub-standard	8,152	2,940	100	2,940	7,374	2,318	100	2,318
Doubtful	7,849	3,413	100	3,413	6,463	2,675	100	2,675
Doubtful of Loss	17,901	10,415	100	10,415	18,497	10,485	100	10,485
Total	879,736	319,462		19,831	878,615	322,381		18,582
Revaluation allowance for debt restructuring				4,176				4,123
Total				22,007				22,705
Allowance established in excess of BOT regulations for NPLs and Normal loans				7,927				7,972
Total				31,934				30,677

>> Liabilities and Equity

Million Baht

	30 Sep 09	30 Jun 09	Change
Total Liabilities	1,122,740	1,071,219	51,521
▪Deposits	938,190	909,025	29,165
▪Interbank and money market items	48,969	31,396	17,573
Equity	119,268	116,624	2,644

The items of **Total Liabilities** and **Equity** having significant changes are as follows:

- ❑ **Deposits,** up by Baht 29,165 Million or 3.21% due mainly to increased in campaigned to provide greater alternative for the customer.
- ❑ **Interbank and money market items on liabilities,** increased by Baht 17,573 million or 55.97%. The majority of the increase came from private repo transactions.

Million Baht

Type of deposits	30 Sep 09	30 Jun 09	Change
Current	48,017	54,809	(6,792)
Saving	508,397	500,021	8,376
Fixed 3 – 5 months	177,066	224,758	(47,692)
Fixed 6 – 11 months	95,123	40,665	54,458
Fixed 12 months and upward	109,587	88,772	20,815
Total	938,190	909,025	29,165

- ❑ **Equity,** up by Baht 2,644 Million or 2.27% as a result of operating income amounting to Baht 3,720 Million, reduced by interim dividend for the 6 months period 2009 of Baht 1,197 Million.

>> Capital Funds

Million Baht

	30 Sep 09	31 Jun 09	Change
Tier 1 Capital*	102,962	96,566	6,396
Tier 2 Capital	51,196	51,273	(77)
Total Capital Base*	154,158	147,839	6,319
Risk weighted assets	944,760	929,438	15,322
Tier 1 Capital ratio*	10.90%	10.39%	0.51
Capital adequacy ratio*	16.32%	15.91%	0.41

* excluding net profit of each period.

Investment, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds

	Consolidated (Million Baht)					The Bank (Million Baht)				
	30 Sep 09	30 Jun 09	31 Mar 09	31 Dec 08	30 Sep 08	30 Sep 09	30 Jun 09	31 Mar 09	31 Dec 08	30 Sep 08
Investments										
Debt Instruments	176,527	160,443	185,524	99,489	116,117	176,527	160,443	185,524	99,489	116,117
▪ Government and state enterprise securities										
>> Trading investments	3,765	1,707	4,657	6,156	15,954	3,765	1,707	4,657	6,156	15,954
>> Available-for-sale investments	155,674	140,099	168,904	78,906	84,584	155,674	140,099	168,904	78,906	84,584
>> Held-to-maturity investments	4,246	4,684	4,706	6,836	7,099	4,246	4,684	4,706	6,836	7,099
▪ Private enterprise debt instruments										
>> Trading investments	72	418	718	1,650	2,804	72	418	718	1,650	2,804
>> Available-for-sale investments	1,357	1,361	1,218	1,212	764	1,357	1,361	1,218	1,212	764
>> Held-to-maturity investments	-	-	820	841	841	-	-	820	841	841
▪ Foreign debt instruments										
>> Available-for-sale investments	11,309	12,069	4,391	2,906	2,879	11,309	12,069	4,391	2,906	2,879
>> Held-to-maturity investments	104	105	110	982	1,192	104	105	110	982	1,192
Equity Securities	3,362	3,314	3,302	3,456	3,300	12,491	12,410	12,230	12,329	12,399
>> Trading investments	285	288	288	368	311	285	288	288	368	311
>> Available-for-sale investments	909	796	762	756	570	855	712	513	518	559
>> General investments	2,025	2,085	2,108	2,118	2,220	1,875	1,934	1,955	1,969	2,067
>>Investment in subsidiaries & associated companies	143	145	144	214	199	9,476	9,476	9,474	9,474	9,462
Total investments-net	179,889	163,757	188,826	102,945	119,417	189,018	172,853	197,754	111,818	128,516
Loans, Accrued interest receivables and Allowance for doubtful accounts										
Written off loans	1,042	1,313	1,527	1,187	1,185	1,009	1,250	1,506	1,174	1,155
Restructured loans	78,801	77,566	71,598	67,012	60,669	77,803	76,511	70,452	65,782	59,311
Non- performing loans net (NPL net)	17,404	17,535	17,064	15,712	18,401	15,805	15,518	14,989	13,591	16,253
Total loans used for NPL net ratio calculation	958,358	919,962	926,641	1,072,371	901,940	956,486	917,892	925,101	1,071,070	900,800
NPL net to total loans (%)	1.82	1.91	1.84	1.47	2.04	1.65	1.69	1.62	1.27	1.80
Non-performing loans gross (NPL gross)	36,180	35,057	34,834	33,686	37,264	33,753	32,183	31,861	30,630	34,162
Total loans used for NPL gross ratio calculation	977,134	937,483	944,410	1,090,345	920,803	974,434	934,557	941,973	1,088,109	918,710
NPL gross to total loans (%)	3.70	3.74	3.69	3.09	4.05	3.46	3.44	3.38	2.81	3.72
Classified loans										
>> Pass	827,693	825,851	803,745	829,220	806,016	829,854	828,107	806,797	832,450	808,568
>> Special mention	18,418	20,483	39,049	41,231	29,015	15,980	18,174	36,529	38,821	27,473
>> Sub-standard	8,463	7,805	8,707	5,891	4,405	8,152	7,374	8,345	5,464	4,036
>> Doubtful	8,125	6,759	5,552	5,790	10,457	7,849	6,463	5,247	5,523	10,171
>> Doubtful of Loss	19,769	20,673	20,769	22,177	22,620	17,901	18,497	18,431	19,784	20,141
Total	882,468	881,571	877,822	904,309	872,513	879,736	878,615	875,349	902,042	870,389
Credit balance transaction	1,704	1,282	654	1,185	732	-	-	-	-	-
Total	884,172	882,853	878,476	905,494	873,245	879,736	878,615	875,349	902,042	870,389
Allowance for doubtful accounts	33,077	31,848	30,597	29,772	28,752	31,934	30,677	29,338	28,502	27,442
Allowance as required by BOT	24,458	23,190	23,139	23,369	25,291	24,007	22,705	22,601	22,769	24,626
Allowance to allowance as required by BOT (%)	135.24	137.34	132.23	127.40	113.68	133.02	135.11	129.81	125.17	111.44
Properties foreclosed-net										
Properties foreclosed	15,895	16,104	16,116	16,135	16,140	12,839	12,825	12,676	12,616	12,473
Less Allowance for impairment	(1,580)	(1,577)	(1,578)	(1,743)	(1,817)	(1,180)	(1,157)	(1,229)	(1,387)	(1,441)
Properties foreclosed-net	14,315	14,527	14,538	14,392	14,323	11,659	11,668	11,447	11,229	11,032
Deposits										
>> Current	48,017	54,809	48,303	47,604	43,186	48,314	54,853	48,345	47,648	43,260
>> Saving	508,397	500,021	437,593	442,563	401,021	509,023	500,530	438,373	443,211	401,607
>> Fixed 3 – 5 months	177,066	224,758	278,901	318,555	284,080	177,163	224,855	279,032	318,682	284,233
>> Fixed 6 – 11 months	95,123	40,665	69,454	88,765	79,466	95,123	40,665	69,454	88,784	79,459
>> Fixed 12 months and upward	109,587	88,772	79,855	70,463	64,464	109,586	88,772	79,855	70,463	64,464
Total deposits	938,190	909,025	914,106	967,950	872,217	939,209	909,675	915,059	968,788	873,023

Investments, Loans and allowance for accounts, Properties foreclosed, Deposits and Capital funds (Continued)

	%(1)					%(2)				
	30 Sep 09	30 Jun 09	31 Mar 09	31 Dec 08	30 Sep 08	30 Sep 09	30 Jun 09	31 Mar 09	31 Dec 08	30 Sep 08
Capital adequacy ratio(3)										
Tier 1 Capital ratio	10.90	10.39	10.17	9.84	10.76	11.24	11.08	11.29	10.53	11.20
Tier 2 Capital ratio	5.42	5.52	5.46	5.21	3.68	5.40	5.52	5.45	5.21	3.68
Capital adequacy ratio	16.32	15.91	15.63	15.05	14.44	16.64	16.60	16.74	15.74	14.88

(1) Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

(2) Including net profit of each period be counted as the capital funds.

(3) From Dec 31, 2008 onward, CAR calculation is based on Standardized Approach of Basel II while CAR calculation before Dec 31, 2008 is still based on the consolidation of bank only's risk weighted assets and Asset Management Company's.

Additional Information

Financial Highlights – Consolidated financial statements

As of or for the quarter ended		30 Sep 09	30 Jun 09	%Change	31 Mar 09	31 Dec 08	30 Sep 08
Common share information:							
Per share (Baht)	- basic earnings	1.55	1.55	-	1.59	1.17	1.60
	- book value	49.83	48.73	2.26	49.14	47.49	45.58
Share price [1] (Baht)	- high	83.00	74.75	11.04	50.50	64.00	78.50
	- low	61.25	44.50	37.64	40.25	38.50	57.00
	- closing	82.50	66.25	24.53	44.75	45.00	62.00
Common shares outstanding	- average basic (thousand share)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260
	- end of quarter (thousand share)	2,393,260	2,393,260	-	2,393,260	2,393,260	2,393,260
Market capitalization (Million Baht)		197,444	158,553	24.53	107,098	107,697	148,382
Value measures:							
Price to book value ratio (PBV)		1.66	1.36	22.06	0.91	0.95	1.36
Operating results (Million Baht)							
Interest and dividend income		13,211	13,822	(4.42)	15,511	16,203	15,590
Interest expenses		2,517	3,072	(18.07)	4,755	5,374	4,641
Net income from interest and dividends		10,694	10,750	(0.52)	10,756	10,829	10,949
Bad debt and doubtful accounts [2]		2,218	2,547	(12.92)	2,360	2,084	1,896
Non-interest income		6,636	5,959	11.36	5,671	6,474	5,032
Non-interest expenses		9,510	9,334	1.89	8,600	10,861	8,309
Total income [3]		17,330	16,709	3.72	16,427	17,303	15,981
Net income		3,720	3,705	0.40	3,800	2,790	3,836
Operating measures:							
Net interest margin		3.75%	3.82%	(0.07)	3.67%	3.83%	4.26%
Efficiency ratio		54.88%	55.86%	(0.98)	52.35%	62.77%	52.00%
Return on average assets (ROA) [4]		1.22%	1.23%	(0.01)	1.21%	0.92%	1.40%
Return on average equity (ROE) [4]		12.62%	12.65%	(0.03)	13.14%	10.02%	14.30%
Balance sheet information (Million Baht)							
Loans		883,049	881,648	0.16	877,142	904,008	871,972
Allowance for doubtful accounts [5]		33,077	31,848	3.86	30,597	29,772	28,752
Non-performing loans net (NPL net)		17,404	17,535	(0.75)	17,064	15,712	18,401
Non-performing loans (NPL gross)		36,180	35,057	3.20	34,834	33,686	37,264
Total assets		1,242,008	1,187,843	4.56	1,218,424	1,304,045	1,125,083
Deposits		938,190	909,025	3.21	914,106	967,950	872,217
Total liabilities		1,122,740	1,071,219	4.81	1,100,809	1,190,383	1,016,003
Shareholders' equity [6]		119,268	116,624	2.27	117,615	113,662	109,080
Average assets		1,214,926	1,203,134	0.98	1,261,235	1,214,564	1,099,346
Average earning assets [7]		1,140,202	1,127,661	1.11	1,173,236	1,131,209	1,028,427
Average shareholders' equity [6]		118,442	117,120	1.13	115,639	111,371	107,290
Risk weighted assets		944,760	929,438	1.65	919,862	950,906	869,517
Balance sheet quality measures:							
Loans to deposits ratio		94.12%	96.99%	(2.87)	95.96%	93.39%	99.97%
Equity to risk weighted assets		12.62%	12.55%	0.07	12.79%	11.95%	12.54%
Return on risk weighted assets [4]		1.57%	1.59%	(0.02)	1.65%	1.17%	1.76%
Tier 1 Capital ratio		10.90%	10.39%	0.51	10.17%	9.84%	10.76%
Capital adequacy ratio		16.32%	15.91%	0.41	15.63%	15.05%	14.44%
NPL net to loans [8]		1.82%	1.91%	(0.09)	1.84%	1.47%	2.04%
NPL gross to loans [9]		3.70%	3.74%	(0.04)	3.69%	3.09%	4.05%
Total allowance to loans		3.75%	3.61%	0.14	3.49%	3.29%	3.30%
Total allowance to NPL gross		91.42%	90.85%	0.57	87.84%	88.38%	77.16%
NPL gross after allowance (Million Baht)		3,103	3,209	(3.30)	4,237	3,914	8,512

Financial Highlights – Consolidated financial statements (continued)

1) local board / high-low share prices during the quarter

2) Including loss on debt restructuring

3) Total income = Net income from interest and dividend + Non-interest income

4) Annualized

5) Including revaluation allowance for debt restructuring

6) Excluding minority interest

7) Earning assets = Interbank and money market items net + Investments net + Loans + Accrued interest receivables

8) Loans used in calculation are loans to general customers and loans to financial institutions after allowance for doubtful account of non-performing loan

9) Loans used in calculation are loans to general customers and loans to financial institutions

Preparing of Consolidated financial statements

The consolidated financial statements comprise the Bank and its subsidiaries, are as follows:

	% Shareholding (Directly and Indirectly)				
	30 Sep 09	**30 Jun 09**	**31 Mar 09**	**31 Dec 08**	**30 Sep 08**
Phethai Asset Management Co., Ltd. (Phethai-AMC)	100.00	100.00	100.00	100.00	100.00
KASIKORNBANKGROUP					
>> Kasikorn Research Center Co., Ltd. (KResearch)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Asset Management Co., Ltd. (Kasset)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Securities Co., Ltd. (Ksecurities)	99.99	99.99	99.99	99.99	99.99
>> Kasikorn Factoring Co., Ltd. (Kfactoring)	100.00	100.00	100.00	100.00	100.00
>> Kasikorn Leasing Co., Ltd. (Kleasing)	100.00	100.00	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. (PLB)	100.00	100.00	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00	100.00	100.00	100.00
K-SME Venture Capital Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Collection Co., Ltd.	100.00	100.00	100.00	100.00	100.00
Progress Training Co., Ltd.	100.00	100.00	-	-	-